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                                                                 Exhibit (a)(5)

                               [MDL LETTERHEAD]

                                March 28, 1997

TO THE STOCKHOLDERS OF MDL INFORMATION SYSTEMS, INC.

Dear Stockholder:

  I am pleased to report that on March 23, 1997, MDL Information Systems, Inc. ("MDL") entered into a merger agreement with Elsevier Science Inc., a New York corporation ("ESI"), and its wholly owned subsidiary, Golden Gate Acquisition Corp., a Delaware Corporation ("Purchaser"), that provides for the acquisition of MDL by Purchaser at a price of $32.00 per share. Under the terms of the proposed transaction, Purchaser has commenced a tender offer for all outstanding shares of MDL Common Stock at $32.00 per share. The tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on Thursday, April 24, 1997.

  Following the successful completion of the tender offer, upon approval by stockholder vote, if required, Purchaser will be merged with MDL, and all shares not purchased in the tender offer will be converted into the right to receive $32.00 per share in cash, without interest.

  YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE OFFER AND DETERMINED THAT THE TERMS OF THE OFFER AND THE RELATED MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, MDL STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL MDL STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES.

  In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors. These factors included the opinion of Goldman, Sachs & Co., financial advisor to MDL, that the $32.00 in cash per share to be received by the stockholders in the offer and the merger, taken as a unitary transaction, is fair to MDL stockholders. The factors considered by the Board of Directors are more fully described in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by MDL with the Securities and Exchange Commission and enclosed with this letter. We urge you to read carefully the Schedule 14D-9 in its entirety so that you will be fully informed as to the Board's recommendations.

  Also accompanying this letter is a copy of the Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. These documents set forth the terms and conditions of the offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

  The management and directors of MDL thank you for the support you have given the Company.

  On behalf of the Board of Directors,

                                     Sincerely,

                                     /s/ Steven D. Goldby

                                     Steven D. Goldby
                                     Chairman of the Board

[MDL FOOTER]